FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Commission File Number: 001-33178

MELCO CROWN ENTERTAINMENT LIMITED

36th Floor, The Centrium
60 Wyndham Street
Central
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.
Form 20–F ☑     Form 40–F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b):
82– N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-158545) OF MELCO CROWN ENTERTAINMENT LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

MELCO CROWN ENTERTAINMENT LIMITED
Form 6-K/A

Explanatory Note
This report on Form 6-K/A amends and restates the report on Form 6-K of Melco Crown Entertainment Limited (the “Company”) dated August 6, 2009 (the “August 6 6-K”) to replace the Company’s press release reporting second quarter 2009 earnings furnished as Exhibit 99.1 to the August 6 6-K. The replacement release, which is being furnished as Exhibit 99.1 hereto removes certain non-GAAP financial measures and other items from the original release. In addition, this report on Form 6-K/A furnishes the Company’s Amended and Restated Memorandum and Articles of Association as Exhibit 99.2, which was adopted at a meeting of the Company’s shareholders on May 19, 2009. Furthermore, this report on Form 6-K/A provides an Amended List of Subsidiaries as Exhibit 99.3 which updates, as at June 30, 2009, the list of subsidiaries filed as Exhibit 8.1 to the registrant’s Annual Report on Form 20-F filed with the Commission on March 31, 2009, as modified by the list of subsidiaries included in the Company’s report on Form 6-K filed with the Commission on April 27, 2009.

Signature
Exhibit 99.1 - Press Release
Exhibit 99.2 - Amended and Restated Memorandum and Articles of Association
Exhibit 99.3 - Amended List of Subsidiaries

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO CROWN ENTERTAINMENT LIMITED
By:	/s/ Simon Dewhurst
Name:	Simon Dewhurst
Title:	Executive Vice President and Chief Financial Officer

Date: August 11, 2009